Exhibit 99.1

ISOENERGY AND PUREPOINT INTERSECT UP TO 8.1% U₃O₈ AT DORADO PROJECT

TORONTO, Sept. 18, 2025 /CNW/ - IsoEnergy Ltd. (NYSE American: ISOU) (TSX: ISO) ("IsoEnergy") and Purepoint Uranium Group Inc. (TSXV: PTU) (OTC: PTUUF) ("Purepoint") today announced the receipt of partial assay results from the summer drill program at the companies' 50/50 joint venture Dorado Project (the "Dorado Project"), located on the southeastern margin of Saskatchewan's Athabasca Basin. The highlight comes from drill hole PG25-07A, which returned 2.1 metres grading 1.6% U₃O₈, including 0.4 metres at 8.1% U₃O₈ and an additional 4.9 metres at 0.52% U₃O₈ representing the most significant assay intervals reported to date from the Nova discovery zone (see Table 1 below).

"Eight percent uranium is an excellent grade from the centre of the very strong radioactive interval drilled by hole 7A," said Chris Frostad, President and CEO of Purepoint Uranium. "These assays reinforce the strength of this newly discovered system and provide a solid anchor point as we continue to test the mineralized structure in all directions."

Highlights:

  Drill hole PG25-07A intersected 0.4 metres at 8.1% U₃O₈ from within 2.1 metres of 1.6% U₃O₈ at the Nova discovery zone. The hole also returned an additional 4.9 metres at 0.52% U₃O₈, that included 0.4 metres at 2.9% U₃O₈.
  Select samples from PG25-07A were fast-tracked for assay to confirm uranium grades and mineral composition. Full assays from all holes remain pending.
  A total of 5,030 metres were completed across 11 holes before wildfires curtailed the planned 5,400-metre summer drill program.
  Additional drilling at Serin and Turaco targets, within the Dorado Project, has provided valuable data for calibration of the project's geophysics.
  Celeste project drill program deferred due to ongoing wildfire risks across northern Saskatchewan.
  Follow-up programs planned for early 2026 pending final assays and geologic/geophysical interpretation.

Despite having time and budget remaining, the program was cut short due to regional wildfires that limited helicopter access and created hazardous field conditions. As a result, drilling at the nearby Celeste project, also a Purepoint-IsoEnergy joint venture, has been deferred to a future program.

Table 1: Assay Results of Nova Discovery Drill Holes Received to Date

Hole ID	From (m)	To (m)	Length	% U3O8
PG25-07A	384.3	386.4	2.1	1.62
Includes	386.0	386.4	0.4	8.13
	391.8	396.7	4.9	0.52
Includes	392.6	392.9	0.3	2.47
Includes	394.5	394.9	0.4	2.92
	399.4	399.7	0.3	0.24
	402.2	402.8	0.6	0.25
Previously Reported Assays
PG25-04	386.3	386.9	0.6	0.96
	409.1	409.5	0.4	0.15
PG25-05	328.9	329.9	1.0	2.19
Includes	329.2	329.5	0.3	5.38
	399.3	399.6	0.3	0.10

Turaco Grid Drilling

Two holes (TUR25-01 and TUR25-02) totaling 832 metres were completed at the Turaco Grid, targeting two parallel, newly reinterpreted airborne electromagnetic (EM) conductors within Zone 3. Neither hole encountered anomalous radioactivity, but both the results will help calibrate the Dorado Project's updated geophysical model. The highest radioactivity returned from the downhole probe was 578 CPS.

Serin Grid Drilling

Two holes (SL25-10 and SL25-11) were drilled at the Serin Grid, totaling 1,032 metres. While uranium mineralization was not encountered in SL25-10, anomalous radioactivity was hosted by a 6-metre-wide chloritized pegmatite in SL25-11 and returned up to 1,200 CPS from the downhole gamma probe. The drill hole results provide valuable insights into the basement geology and structural context that will guide future targeting.

Next Steps

Purepoint and IsoEnergy are now awaiting the full suite of geochemical assays and structural interpretations for the 2025 drill program. The results will support detailed planning for follow-up drilling in 2026, focused on expanding Nova and testing priority corridors across the broader Dorado Project property.

104°20'0"W
104°0'0"W
YT
NT
NU
BC
AB
SK
MB
ON
U.S.
RL13-16 - Denison[4]
1.52% U_3O_8 over 0.15 m
References – Saskatchewan Mineral Assessment File
1 Cogema, 1991 74I-0053
2 Cogema, 1999 74I09-0062
3 Areva, 2007 74I08-0071
4 Denison, 2013 MAW00308
5 Denison, 2015 MAW01724
Serin Target Area
Edge of Athabasca Basin
IsoEnergy Ltd. Hurricane Deposit
48.61 MM lbs U_3O_8 @ 34.5%
*indicated resource
Turaco Target Area
Larocque Lake - Cameco
Q2 Target Area
Q23 Target Area
HL-48[1]
0.18% U_3O_8 over 0.6 m
Alligator Showing - Orano
MP15-03 - Denison[5]
0.25% U_3O_8 over 6.0 m
HL-76[3]
0.65% U_3O_8 over 0.1 m
HL-89[3]
0.17% U_3O_8 over 0.2 m
HL-50[1]
3.7% U_3O_8 over 0.6 m
Legend
Uranium Showing
Neighbouring Uranium Showing
Conductor
Granitic Dome
Graphitic Domain
Dorado Project
Nova Discovery
PG25-07A
8.1% U_3O_8 over 0.4m
Purepoint Uranium
Dorado JV Project
0 2.5 5 10 Km
Nad83/UTM Zone 13N
Purepoint Uranium Group Inc.
NOTE: HL-48 and 50 are U by Delayed Neutron Counting, HL-76 and 89 by Partial Digestion
560m

Figure 1: Location of the Q48 Nova Discovery, Q2, Turaco & Serin Target areas, the initial focus of the 2025 drill program, highlighted. * See Qualified Person Statement below. (CNW Group/IsoEnergy Ltd.)

Figure 2: Location Map of 2025 Drill Program at Q48 Target Area and the new Nova Discovery (CNW Group/IsoEnergy Ltd.)

Figure 3: Vertical Longitudinal Section of the Nova Discovery (CNW Group/IsoEnergy Ltd.)

About the Dorado JV Project

The Dorado Project (Figure 3) is the flagship project of the IsoEnergy-Purepoint 50/50 joint venture, a partnership encompassing more than 98,000 hectares of prime uranium exploration ground. The Dorado Project includes the former Turnor Lake, Geiger, Edge, and Full Moon properties, all underlain by graphite-bearing lithologies and fault structures favorable for uranium deposition.

Recent drilling by IsoEnergy east of the Hurricane Deposit has intersected strongly elevated radioactivity in multiple holes. The anomalous radioactivity confirms the continuity of fertile graphitic rock package and further highlights the opportunity for additional high-grade discoveries across the region.

The shallow unconformity depths across the Dorado Project property—typically between 30 and 300 metres—allow for highly efficient drilling and rapid follow-up on results.

Figure 4: IsoEnergy and Purepoint Uranium Joint Venture including, Dorado Project, Aurora Project and Celeste Block. * See Qualified Person Statement below. (CNW Group/IsoEnergy Ltd.)

Gamma Logging and Geochemical Assaying

A Mount Sopris 2PGA-1000 downhole total gamma probe was utilized for radiometric surveying. All drill intercepts are core width and true thickness is yet to be determined.

Core samples are submitted to the Saskatchewan Research Council ("SRC") Geoanalytical Laboratories in Saskatoon. The SRC facility is independent of IsoEnergy and Purepoint and is ISO/IEC 17025:2005 accredited by the Standards Council of Canada (scope of accreditation #537). The samples are analyzed for a multi-element suite, including uranium, using partial and total digestion and inductively coupled plasma (ICP) mass spectroscopy (MS) and optical emission spectroscopy (OES) methods. Boron sample analysis includes by fusion in a Na2O2/NaCO3 flux. followed by solution in deionized water and analysis by ICP-OES. The U3O8% values reported here are derived from uranium-total (Ut) results measured by total digestion preparation followed by ICP-OES analysis. The Ut results are reported by SRC in parts per million (ppm) and are converted to U3O8% by multiplying by 1.17924 and dividing by 10,000.

The basement rock drill core is NQ in size and samples are created in the field by spitting the core in half. Field duplicate samples are also created in the field by spitting every 30th sample of remaining core; one quarter is sent to the laboratory and one quarter of the core remains in the core box. Data verification includes internal SRC laboratory quality assurance and quality control (QA/QC), blanks, comparison of results of the duplicate samples and variance of standard samples.

References

Alonso, D., Dalidowicz, F., Mondy, J., 1991: Henday Lake Project 1991 Winter Activities and Results, Cogema Canada Limited.
     Saskatchewan Mineral Assessment File Number 74I-0053.

Cutts, C. and Lesiczka, M., 2007: Henday Lake Project 2007 Activities and Results, Areva Resources Canada Inc.
     Saskatchewan Mineral Assessment File Number 74I08-0071.

Donmez, S., 2013: Hatchet Lake Project, Richardson Lake Area, Winter 2013 Diamond Drilling Program, Denison Mines Corp.
     Saskatchewan Mineral Assessment File Number MAW00308

Goulet, D., Pascal, M., and Donmez, S., 2015: Murphy Lake Diamond Drilling Program and Slingram Moving Loop Surface Transient
     Electromagnetic Survey, Denison Mines Corp., Saskatchewan Mineral Assessment File Number MAW01724

Munholland, P. and Bingham, D., 1999: Henday Lake Project 1999 Activities and Results, Cogema Resources Inc. Saskatchewan
     Mineral Assessment File Number 74I09-0062.

Qualified Person Statement

The scientific and technical information contained in this news release relating to IsoEnergy and Purepoint was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration and Scott Frostad BSc, MASc, P.Geo., Purepoint's Vice President, Exploration, who are "Qualified Persons" (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")).

For additional information with respect to the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please refer to the Technical Report prepared in accordance with NI 43-101 entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available under IsoEnergy's profile at www.sedarplus.ca.

This news release refers to properties other than those in which IsoEnergy and Purepoint have an interest. Mineralization on those other properties is not necessarily indicative of mineralization on the Joint Venture properties.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Purepoint

Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) is a focused explorer with a dynamic portfolio of advanced projects within the renowned Athabasca Basin in Canada. Highly prospective uranium projects are actively operated on behalf of partnerships with industry leaders including Cameco Corporation, Orano Canada Inc. and IsoEnergy Ltd.

Additionally, the Company holds a promising VMS project currently optioned to and strategically positioned adjacent to and on trend with Foran Mining Corporation's McIlvenna Bay project. Through a robust and proactive exploration strategy, Purepoint is solidifying its position as a leading explorer in one of the globe's most significant uranium districts.

www.isoenergy.ca

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this Press release.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". This forward-looking information may relate to additional planned exploration activities, including the timing thereof and the anticipated results thereof; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, that planned exploration activities are completed as anticipated; the anticipated costs of planned exploration activities, the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Joint Venture's planned activities will be available on reasonable terms and in a timely manner. Although each of IsoEnergy and Purepoint have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Purepoint with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Purepoint, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include but are not limited to the following: the inability of the Joint Venture to complete the exploration activities as currently contemplated; ; uncertainty of additional financing; no known mineral resources or reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of technical work programs and technical and economic assessments being different than anticipated; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions. Other factors which could materially affect such forward-looking information are described in the risk factors in each of IsoEnergy's and Purepoint's most recent annual management's discussion and analyses or annual information forms and IsoEnergy's and Purepoint's other filings with the Canadian securities regulators which are available, respectively, on each company's profile on SEDAR+ at www.sedarplus.ca. IsoEnergy and Purepoint do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For more information, please contact: IsoEnergy Ltd.: Philip Williams, CEO and Director, (833) 572-2333, info@isoenergy.ca; Purepoint Uranium Group Inc.: Chris Frostad, President & CEO, Phone: (416) 603-8368, Email: cfrostad@purepoint.ca

CO: IsoEnergy Ltd.

CNW 06:30e 18-SEP-25